Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Authors A.I., Inc.
1622 Stevens Ave.
Orlando, FL 32806
https://authors.ai/

Up to $1,200,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Authors A.I., Inc.
Address: 1622 Stevens Ave., Orlando, FL 32806
State of Incorporation: DE
Date Incorporated: November 05, 2019

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,200,000.00 | 1,200,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus: A few select customers and friends of Authors A.I. have been designated as VIPs and are eligible to receive 10% additional bonus shares in addition to the bonus shares and rewards below.

<u>Time-Based Perks</u>

Early Bronze: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Silver: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Gold: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Platinum: Invest $20,000+ within the first 2 weeks | 20% bonus shares

<u>Mid-Campaign Perks</u>

Invest $1,000 - $4,999 between Days 35-40 and receive 5% bonus shares

<u>Amount-Based Perks</u>

$250 Supporter: Invest $250+ and get our AI's custom selection of book recommendations based on your favorite reads + 5 free Marlowe Pro reports (for you or gifted to a friend) + you are automatically eligible to join our Book Ambassadors program (launching Q3 2024).

$500 Super Fan: Invest $500+ and receive a paperback autographed by a bestselling author in your favorite genre + attractive coffee mug for book lovers + 5 free Marlowe Pro report credits + you are automatically eligible to join our Book Ambassadors program (launching Q3 2024).

$1,000 Ambassador: Invest $1,000+ and receive 4% bonus shares + a paperback autographed by a bestselling author in your favorite genre + king-size "Reading Is My Happy Place" throw blanket for book lovers + free 1-year subscription to Marlowe Pro.

$5,000 Grand Patron: Invest $5,000+ and receive 8% bonus shares + noise-canceling Bluetooth headphones + have your name or the name of a family member or pet appear in a new novel by one of our bestselling authors + free 5-year subscription to Marlowe Pro.

$10,000 Superhero: Invest $10,000+ and receive 10% bonus shares + noise-canceling Bluetooth headphones + have your name appear in a new novel + a 30 minute-long virtual Q&A session with the executive team + priority queue for Series A funding + free 5-year subscription to Marlowe Pro.

$25,000 Legend: Invest $25,000+ and receive 12% bonus shares + a free private dinner for you and a guest at a high-end Miami restaurant (or a video chat) with CEO Alessandra Torre and COO JD Lasica to discuss trends in AI tech (valid for one year). Plus: free lifetime subscription to Marlowe Pro + priority queue for Series A funding.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Authors A.I., Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Authors A.I., Inc., ("Authors AI" or the "Company") is a corporation organized under the laws of the state of Delaware that specializes in AI-driven solutions for the creative writing industry. Led by a team of data scientists, bestselling authors, and industry experts, the company's flagship product, Marlowe, analyzes fiction manuscripts to provide actionable insights for authors. Marlowe enhances storytelling quality, empowers authors, and modernizes the publishing process. With a commitment to integrity and creativity, Authors AI stands at the forefront of AI innovation, contributing to the evolution of storytelling and supporting authors in their creative endeavors.

The Company's intellectual properties ("IP") portfolio includes one registered trademark for "BingeBooks" and other non-registered IP.

The CEO of the Company spends 25-30 hours per week with the Company and is an executive and principal securities holder of two other entities. Additionally, the CEO does not receive a salary for her role with the Company. Please see the Directors & Officers and Risk Factors sections for more details.

Competitors and Industry

More than 788 million print books are sold in the US each year, with the US books market recording $44.3 billion in sales revenue in 2023. The global book market is valued at $144 billion and is expected to grow at a compound annual growth rate (CAGR) of 1.8% from 2024 to 2030, reaching $164B in 2030. The U.S. audiobook market grew by 10 percent in 2022 to $1.8 billion, marking the 11th year of double-digit advances for the format.

Competing services such as Grammarly and ProWritingAid help authors refine their manuscripts but do not offer the deep analysis provided by Marlowe. Services like Goodreads, which provides book recommendations based on user preferences and reviews, exist in the book discovery and recommendations space. However, Authors A.I. differentiates itself by focusing on content-based, AI-driven recommendations.

Current Stage and Roadmap

We believe the retention rate for Marlowe subscriptions is robust: During the most recent 12-month snapshot, Marlowe had 1,258 subscription renewals, 194 cancellations, and 171 non-renewals. We were cash-flow positive in 2023, with year-over-year (2022-2023) revenue growth of 42.9% and 445% registered users growth at Authors AI. Marlowe annual subscription revenue is $94,700 and rising through word of mouth to date. We built a reader-facing books site, BingeBooks, to raise our profile among authors and publishers. We have agreements in place with the Big Five publishers and have incorporated more than 333,000 titles on our site. We have hosted book club chats with superstar authors such as Dean Koontz, E.L. James ('Fifty Shades of Grey"), Robert Dugoni, Lucy Score and Meghan Quinn. Our BingeBooks app continues to receive glowing reviews from readers.

In 2024, we plan to deploy a dashboard with interactive features and expanded capabilities where authors can run reports and receive AI feedback and expert author tips in real-time. We plan to release Marlowe Recommends, a book recommendation search tool for use by readers, businesses, publishers, and retailers. We also plan to release an advanced "comps" filtering tool that produces extensive lists of books that share key characteristics with completed manuscripts.

In the long term, we aspire to become the source of book and script recommendations for movie and television studios. We aim to expand overseas, add market and targeting analytics to the private dashboard, and expand into podcasts and streaming video with our AI recommendation engine.

The Team

Officers and Directors

Name: Carnella Dee Bracciale (pen name Alessandra Torre)

Carnella Dee Bracciale (pen name Alessandra Torre)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director
  Dates of Service: January, 2020 - Present
  Responsibilities: Responsible for leading the Authors AI team. Does not receive a salary from the Company, but plans to begin doing so when the Company's financial condition can support it. Carnella holds 1M shares. Carnella spends approximately 25-30 hours per week working with the Company, with remaining hours spent on her other roles. She plans to increase that number further after funding. While she plans to increase time spent with the Company post-funding, there is no guarantee the CEO will cease running the other two companies. Please review Risk Factors for a breakdown of the risks associated.

Other business experience in the past three years:

- Employer: Torreville Productions
  Title: Managing Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Co-founder of Torreville Productions, which organizes occasional events for authors. Acts as the face of the company and plans their educational agendas.

Other business experience in the past three years:

- Employer: Select Publishing LLC
  Title: Owner
  Dates of Service: June, 2012 - Present
  Responsibilities: Fiction author and writes/publishes one book a year through Select Publishing. Handles all rights and negotiations of those books.

Name: Joseph Daniel Lasica

Joseph Daniel Lasica's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Director, Chairman of the Board
  Dates of Service: July, 2022 - Present
  Responsibilities: Manages day-to-day operations of the company and oversees product development and updates to the core Marlowe product. Receives 2,800,000 shares under a 4-year vesting schedule and intends to begin receiving a salary after securing funding. JD will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: Agile Travel Group, Inc.
  Title: CEO
  Dates of Service: October, 2013 - Present
  Responsibilities: Agile Travel Group is a self-sustaining technology platform for travel.

Other business experience in the past three years:

- Employer: Cerulean Blue Technology Partners Pte. Ltd.
  Title: CEO
  Dates of Service: January, 2022 - November, 2023
  Responsibilities: Part-time role overseeing a small team of developers seeking to create an online-based digital arts platform.

Name: David Spencer Libby

David Spencer Libby's current primary role is with 2pinz. David Spencer Libby currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Director of Marketing
  Dates of Service: March, 2020 - Present
  Responsibilities: Shapes the strategic direction of the company, leveraging cutting-edge AI technologies to empower authors. Leads the marketing team, devising and implementing dynamic campaigns that showcase innovative services to writers and publishing professionals worldwide. Has vested 40,000 shares and is vesting an additional 20,000.

Other business experience in the past three years:

- Employer: 2pinz
  Title: President
  Dates of Service: April, 2011 - Present
  Responsibilities: Provides strategic counsel and build, execute, and maintain public relations, analyst relations, award and speaker programs, and content marketing campaigns for a range of B2B technology companies and professional services firms

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we," "us," "our," or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933, if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and modest revenue. If you are investing in our company, it's because you think that Marlowe is a good idea, that the team will be able to successfully market and sell the product or services, that we can price them right and sell them to enough people so that the Company will succeed.

We are an early stage company operating in a new and highly competitive industry
The Company operates in an established industry with a lot of competition from both startups and longstanding companies. As other companies enter the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an Internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism,

war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The CEO, Carnella Dee Bracciale (using the pen name, Alessandra Torre), works part-time for the issuer entity, Authors AI, while also being the Managing Member of Torreville Productions and the Owner of Select Publishing LLC.
The CEO of the Company works approximately 25-30 hours per week and does not receive a salary for her role with the Company. Simultaneously, the CEO is the Managing Member and principal securities holder of Torreville Productions and the owner and principal securities holder of Select Publishing LLC. Please see the Directors & Officers section for a detailed list of the CEO’s responsibilities for each position. While the CEO expects to increase the time spent with the issuing entity after funding, there is no guarantee that the CEO will no longer continue working for, advising, or owning the other entities. There are certain risks associated with investing in a company where the CEO splits time between the issuing entity of the offering and other companies, such as, the CEO's full focus is not on Authors AI, the CEO has duties and responsibilities to its other businesses, and the CEO may not prioritize decision making at Authors AI above other responsibilities. Please review the offering information carefully before making an investment decision.

The CEO, Carnella Dee Bracciale (using the pen name, Alessandra Torre), does not receive a salary for her role with the issuing entity, Authors AI.
The CEO is also the Managing Member and principal securities holder of Torreville Productions and the Owner of Select Publishing LLC. The CEO does not receive a salary for her role with Authors AI. The CEO takes a salary and receives annual royalties through her position with Select Publishing LLC, which is the CEO’s primary source of annual income. While the Company expects to begin salary negotiations with the CEO after certain financial metrics are met, there is no guarantee that the Company will meet those prerequisites. There are certain risks associated with investing in a company where the CEO does not receive a salary, such as, alignment of interests, commitment and time allocations, and potential conflicts of interest. Please review the offering information carefully before making an investment decision.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph D. Lasica	2,800,000	Common Stock	32.26%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,200,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 8,685,445 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 2,883,917 shares to be issued pursuant to stock options issued.

The total amount outstanding does not include 1,116,083 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 30,000
  Use of proceeds: Founders shares issued to Matthew Jockers.
  Date: May 26, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2022 was $59,619, compared to $85,217 in fiscal year 2023.

Company benefited from word-of-mouth marketing to increase demand of its core Marlowe Pro subscription product among its target audience of aspiring and established authors. Company also made wide use of coupon codes among author conference constituencies to upsell them a paid subscription.

<u>Cost of sales</u>

Cost of sales for fiscal year 2022 was $44, compared to $0 in fiscal year 2023.

Company uses a self-serve SaaS business model, currently with no overhead affecting cost of sales.

<u>Gross margins</u>

Gross margins for fiscal year 2022 was ($25,681), compared to $24,222 in fiscal year 2023.

Company reduced costs and increased subscription revenues in 2023, resulting in a small net operating profit.

<u>Expenses</u>

Expenses for fiscal year 2022 was $85,256, compared to $60,995 in fiscal year 2023.

Company streamlined costs in 2023 by optimizing back end to minimize recurring expenses and holding down the costs of contractors.

Historical results and cash flows:

The Company is a seed stage startup currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through the sale of Marlowe to customers through a subscription model. Our goal is to open new revenue streams from publishers through our licensed product. To accomplish this, we will need a full-time support staff and the developmental infrastructure to handle large-capacity uploads of publisher backlists. We will also need a dedicated sales team to acquire, monetize, and maintain these publisher relationships. We also plan to increase revenue from current markets, such as aspiring, first-time, and established authors. To accomplish this, we need an advertising budget that will allow us to scale exposure to the product, along with a more polished interface that will enable them to interact with our technology naturally and intuitively.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of $60k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to maintaining our company operations. We have a stable financial foundation and other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The Company currently has a long runway. The funds from this campaign will allow us to focus on expansion and scaling our operations for long-term success. Funds from this raise would make up 95% of the total funds available to the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on our current financial status, which involves very low monthly expenses and a significant revenue stream that exceeds our operational costs.

The Company has a current burn rate that primarily consists of contractor payments ($51,200/year), website and data hosting expenses ($23,880/year), software expenses ($12,200/year) and marketing expenses ($7,210/year). If it raises the minimum offering amount of $15k, it will dedicate the funds to product development. Under this scenario, the bulk of the company's operations will continue as it has with little change in expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1.2M, we anticipate the Company will be able to operate indefinitely, with monthly expenses expected to increase as we bring on paid staff.

The Company has a current burn rate that primarily consists of contractor payments ($51,200/year), website and data hosting expenses ($23,880/year), software expenses ($12,200) and marketing expenses ($7,210/year). If it raises the maximum amount of $1.2 million, it will dedicate the funds to hiring full-time staff (including data scientists and sales representatives), product development, expansion of its corpus (books library), marketing campaigns, and community building.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including a potential future capital raise in late 2025 or 2026.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,685,445.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero (0) preferred stock outstanding; and (ii) all outstanding (issued) options with a right to acquire shares (2,883,917) are exercised. We have not assumed that any shares reserved for issuance under the Company's stock plan (1,116,083) have been issued and have subsequently not included that amount in our PMV calculation.

The Company calculated its pre-money valuation by analyzing previous industry acquisitions to arrive at a discounted, current value of its technology.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,200,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Staffing
  63.0%
  Hiring a full-time team, including data scientists and sales representatives, to strengthen our core operations and expand our market reach.

- Development
  23.0%
  Invest in the further development of our technology and its applications, including purchasing hundreds of books for data enhancement, to keep our AI solutions at the forefront of the publishing industry.

- Marketing
  7.0%
  Marketing initiatives and growth strategies (apart from paid marketing staff) to increase brand visibility and drive adoption of our innovative AI tools in the publishing sector.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://authors.ai/ (TBD).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/authorsai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Authors A.I., Inc.

[See attached]

Authors A.I., Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Authors A.I., Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 22, 2024

AUTHORS A.I., INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & cash equivalents	64,690	40,468
Other Current Assets	-	-
Total Current Assets	64,690	40,468
Non-Current Assets:		
Other Non-current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	64,690	40,468
LIABILITIES AND EQUITY		
Current Liabilities:		
Other Current Liabilities	-	-
Total Current Liabilities	-	-
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	85	85
Additional Paid-in Capital	42,079	42,079
Retained Earnings	22,526	(1,696)
TOTAL EQUITY	64,690	40,468
TOTAL LIABILITIES AND EQUITY	64,690	40,468

AUTHORS A.I., INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	85,217	59,619
Cost of Sales	0	44
Gross Profit	85,217	59,575
Operating Expenses		
Advertising & Marketing	7,288	15,419
Payroll	15,236	43,742
General and Administrative	38,470	26,096
Total Operating Expenses	**60,995**	**85,256**
Total Profit (Loss) from Operations	**24,222**	**(25,681)**
Other Income/Expense		
Other Income	0	0
Other Expense	0	0
Total Other Income/Expense	**0**	**0**
Earnings Before Income Taxes, Depreciation, and Amortization	**24,222**	**(25,681)**
Depreciation	0	0
Amortization	0	0
Net Income (Loss)	**24,222**	**(25,681)**

AUTHORS A.I., INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	24,222	(25,681)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Current Assets	-	-
Other Current Liabilities	-	-
Prior Period Adjustment	-	643
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	643
Net Cash provided by (used in) Operating Activities	24,222	(25,038)
INVESTING ACTIVITIES	-	-
Other Non-current Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Common Stock	-	-
Additional Paid-in Capital	-	-
Net Cash provided by (used in) Financing Activities	-	-
Cash at the beginning of period	40,468	65506
Net Cash increase (decrease) for period	24,222	(25,038)
Cash at end of period	64,690	40,468

AUTHORS A.I., INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings	Total Shareholder's
	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 1/1/22	8,513,362	85	42,079	23,343	65,507
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Prior Period Adjustment	-	-	-	643	643
Net income (loss)	-	-	-	(25,681)	(25,681)
Ending balance at 12/31/22	8,513,362	85	42,079	(1,696)	40,468
Issuance of Common Stock	145,833	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	24,222	24,222
Ending balance at 12/31/23	8,659,195	85	42,079	22,526	64,690

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Authors A.I., Inc. ("the Company") was incorporated as a Delaware C Corp. on Jan. 1, 2020. The Company is at the forefront of introducing artificial intelligence to fiction authors and to the book publishing industry through the use of responsible AI-driven editing tools. The Company plans to expand its revenues chiefly through a SaaS platform using a proprietary AI algorithm. It also plans to expand into B2B/enterprise by providing AI services to business clients in the books sector. The Company's headquarters is in Orlando, Fla. The Company's customers will initially be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $40,468 and $64,690 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues thru SaaS subscription service and one-time purchases. The Company is paid immediately from online purchases and subscriptions as well as periodically before each monthly or annual subscription renewal. After payment is made and their manuscript is uploaded, the Company's AI analysis of their manuscript is sent to their email address within an average of five to ten minutes. The Company is developing an online dashboard for writers and expects AI analyses to take a similar amount of time or less.

The Company's primary performance obligation is to maintain an acceptable level of software uptime for those using the SaaS platform during one-off purchases and over the subscription period, which can be one month to one year, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

The Company generates other revenues through Enterprise AI Services. The Company expects to be paid up front for its enterprise solutions and the Company's services will be made available to enterprise customers immediately upon payment with a dashboard log-in for clients.

The Company's primary performance obligation is to maintain and upgrade the Marlowe algorithm for multiple business use cases.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. The Company had engaged an independent appraiser to value the Company's common stock which resulted in a $0.0018 valuation per share.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	5,500,000	$ 0.0018	$ 0.0018
Granted	50,000	$ 0.0018	$ 0.0018
Exercised	(4,580,000)	$ 0.0018	$ 0.0018
Expired/canceled	-	-	-
Total options outstanding, December 31, 2022	970,000	$ 0.0018	$ 0.0018
Granted	175,000	$ 0.0018	$ 0.0018
Exercised	(50,000)	$ 0.0018	$ 0.0018
Expired/canceled	-		
Total options outstanding, December 31, 2023	1,095,000	$ 0.0018	$ 0.0018
Options exercisable, December 31, 2023	-	-	-

The following presents an analysis of the nonvested options that is vested in the succeeding years:

Nonvested options, January 1, 2022	Nonvested Options	Weighted Average Fair Value
Granted	5,550,000	-
Vested	(2,265,278)	-
Forfeited	(2,314,722)	-
Nonvested options, December 31, 2022	970,000	-
Granted	175,000	-
Vested	(20,833)	-
Forfeited	(29,167)	-
Nonvested options, December 31, 2023	1,095,000	-

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Dr. Matthew Jockers, as part of his purchase of founder shares and stake in the company, provided the Bestseller Code algorithm. He has since left the company to join Apple but his IP remains part of the Marlowe algorithm.

NOTE 5 – LIABILITIES AND DEBT

The Company had reported zero Liabilities and Debts as of December 31, 2022 and December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,513,362 shares and 8,659,195 shares were issued and outstanding as of December 31, 2022 and December 31, 2023, respectively.

Voting: Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividends: The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. The directors of the corporation may set aside any of the funds of the corporation available for dividends, a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 21, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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The data scientists and bestselling authors behind Authors A.I. have developed Marlowe, a leading artificial intelligence platform for fiction analysis & book recommendations. Marlowe provides AI-assisted editing, keeping authors at the center of the book-writing process.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


AUTHORS A.I.
WRITE BOOKS READERS LOVE
Creative Storytelling
& Book Discovery
Powered by AI

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- Our platform empowers authors rather than displacing them, using A.I. to analyze fictional narratives written by real people and offering insights based on our rights-cleared corpus.
- We have agreements in place with Big Five publishers. Current Authors A.I. shareholders and executives include 108 bestselling Founding Authors who earn $150K to $3M annually, reaching 20M+ readers worldwide.
- One of our co-founders, Matthew Jockers, Ph.D., co-authored “The Bestseller Code” & developed an algorithm that correctly predicted NY Times bestsellers with 83% accuracy. In early internal tests, Marlowe has achieved 90%+ accuracy.

*A Founding Author is an independent author who joined the Company as a minor stakeholder, or minor co-founder, at the outset of operations.

Get Equity
$1.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$250	$8.69M

TEAM



Alessandra Torre • CEO & Co-founder

Entrepreneur, bestselling suspense author, and founder of the annual Inkers Con conference for indie authors.

Carnella Dee Bracciale (using the pen name, Alessandra Torre) works approximately 25-...

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JD Lasica • COO & Co-founder

Serial entrepreneur, bestselling thriller author, guest speaker at United Nations, Harvard, Stanford, MIT, SXSW, Cannes, and elsewhere.

JD will be providing Form C sign-off as the Company's Principal Accounting Officer....

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Geoffrey C. Poole, Ph.D. • Chief Data Scientist

Professor, researcher, and data scientist at Montana State University; recognized internationally for assessing complex systems with computational techniques; author of more than 80 peer-reviewed and published scientific research papers....

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THE PITCH

Embracing the Potential of AI to Enhance Storytelling & Improve Productivity

More than four million books are published annually, with millions more written but never published (Source). Imagine if AI could enhance these stories to resonate with a wide readership. Imagine if the next generation of writers could reach audiences directly with higher quality, AI-optimized creative works.

4 Million Books published annually



Indie authors face daunting costs when self-publishing:

- Developmental editor: **$1.5K-$12K**
- Copy editor: **$1K-$3.5K**
- Proofreader: **$810-$3.5K**

The cost for a Marlowe Pro subscription? **$29.95** **per month**

*Source

Introducing Marlowe by Authors A.I., an artificial intelligence platform for fiction analysis and book recommendations developed by data scientists and bestselling authors across the globe. When authors submit a manuscript to Marlowe, five minutes later they get back a full-color, multi-page report indicating the novel's strengths and weaknesses, covering story beats, narrative arc, character traits, pacing, writing tips, books comps, and more.

THE PROBLEM & OUR SOLUTION

Today's Publishing Marketplace: High Costs, Volatility, & Legacy Business Models

Artificial intelligence is upending the workplace and the business world — and the publishing world is no different. Authors, editors, publishers, and retailers are grappling with how to address the new realities ushered in by AI.

01:01

It is increasingly difficult for independent authors to sustain a self-publishing career. The cost of producing a high-quality manuscript is only getting higher. Discovery is a major challenge for both indie and traditional authors and IP theft is on the rise as unscrupulous copycats have begun to flood the market with AI-produced novels that pirate the IP of bestselling authors.

Publishers and literary agencies face changing marketplace dynamics and struggle to cope with fraud, plagiarism, and piracy while clinging to legacy business models and production processes.


Authors A.I. aims to become the leader in leveraging the power of AI on behalf of creative talents, from aspiring authors to accomplished screenwriters

Embracing the Future

Can you recall the last big breakthrough in book publishing? It was Amazon's introduction of the Kindle and self-publishing for authors...18 years ago.

Today, AI ushers in an even bigger paradigm shift. One where storytelling can reach new heights and be delivered in new ways. One where readers can find their ideal book with intelligent and personalized recommendations. One where authors partner with AI for writing-coach feedback, research, scene prompts, and marketing leads.

Here are the solutions we are building for our key audiences:

Authors: Our Marlowe algorithm has been built every step of the way with input from authors. Some of the authors using our product have already written bestsellers, while others are using Marlowe to increase productivity, improve their craft, and help advance their careers. Given the millions of writers and authors worldwide, this is a huge target audience for us.

Publishers

Our licensed enterprise AI product features multiple benefits:

- Editors provide quick feedback to authors
- Find undiscovered gems
- Deduce the market potential for a new title before launching
- Identify plagiarism before it causes reputational damage
- Organize books by age level, adult content, and emotional quotient

Retailers: We anticipate our next planned product release, Marlowe Recommends, will be a state-of-the-art recommendation technology that provides collaborative filtering based solely on the content of a story, not on metadata, sales, or buyer behavior.

- Online retailers can identify titles for their customers based on a user's preference for books or audiobooks with certain emotional contours.
- Audiobook retailers can give subscribers "find the perfect listen" recommendations via mobile or desktop. Users would be able to select an audiobook based on their tastes in story subject, writing style, favorite authors, subgenres, narrators, etc.
- Book retailers can place a kiosk or computer chatbot in their store to direct customers to books similar in subject matter or writing style to a story they love. If it's not in stock, they can then order it online.


Future Target Audiences
There are several large adjacent markets with a potential product-market fit for our technology solutions:
Streaming media
Filmmaking
Podcasting

THE MARKET & OUR TRACTION

A Marketplace Ready For Innovation

Our principal target market consists of authors (with our Marlowe Pro product), readers (with our anticipated Marlowe Recommends release), and the publishers and retailers that serve both.


Dean Koontz
E.L. James
Robert Dugoni

Bestselling authors who have appeared on our book club and author chats.

As of 2022, more than 788 million print books are sold in the U.S. each year, with the U.S. book market recording $44.3 billion in sales revenue in 2023 and expected to reach $45 billion by 2030 (Source | Source). The global book market was valued at $144 billion in 2023 and is expected to grow at a compound annual growth rate (CAGR) of 1.8% from 2024 to 2030, reaching $164 billion by 2030 (Source). The U.S. audiobook market grew by 10 percent in 2022 to $1.8 billion, marking the 11th year of double-digit advances for the format (Source).

We are emerging from our pre-seed stage after hitting all of our major goals. We created a proof-of-concept AI report that found widespread acceptance, with glowing testimonials from both aspiring and bestselling authors. We bootstrapped our startup with sweat equity, becoming cash-flow positive in 2023. We also established good relationships with the Big Five publishers, independent houses, and major authors.

We've built a trusted brand in Authors A.I. and now it's time to expand with your help. Here are some early metrics:

- Authors have run 18,796 Marlowe reports to date. During the most recent 12-month snapshot, Marlowe had 1,258 subscription renewals, 194 cancellations, and 171 non-renewals.

- We built a reader-facing books site, BingeBooks, to raise our profile among authors and publishers. We have agreements in place with the Big Five publishers and have incorporated more than 333,000 titles on our site. We have hosted book club chats with superstar authors such as Dean Koontz, E.L. James (*Fifty Shades of Grey*), Lucy Score, and Meghan Quinn, and our BingeBooks app continues to receive glowing reviews from readers. The USPTO has granted us a trademark for BINGEBOOKS (Reg. No. 6,404,249).

- We are cash-flow positive, with year-over-year revenue growth of 220% at authors.ai and 445% registered users growth at Authors AI. Marlowe's annual subscription revenue is $94,700 and we expect it to rise through word of mouth and market need alone.


Our AI's analysis of a novel's primary emotions is captured in this color wheel.
10%
5%
9%
11%
26%
10%
14%
15%
Anger
Anticipation
Disgust
Fear
Fear
Sadness
Surprise
Trust

Here are some of the products we're working on and the marketplace opportunities we've identified:

Q2 2024 — We plan to deploy a dashboard with interactive features and expanded capabilities

Q3 2024 — We plan to release Marlowe Recommends, a book recommendation search tool for use by readers, businesses, publishers, and retailers

Q4 2024 — We plan to release an advanced "comps" filtering tool that produces extensive lists of books that are most similar to a manuscript or novel or that share key characteristics

Late 2024 Early 2025 — We plan to broaden the capabilities of Marlowe to extend beyond fiction into nonfiction and adjacent verticals such as screenwriting

We've identified a market desire for filters that can allow users to screen books and audiobooks for violence, gore, sexual content, foul language, substance abuse, and happy or sad endings, etc., providing a new personalized experience for each reader or listener.

We are pioneering the use of AI to determine the emotional temperature of stories. We believe there is an opportunity to use "emotion quotients" to match titles with a reader's or listener's mood. We plan to explore, test, and deploy novel new story pathways: "Show me a story similar to *A Game of Thrones* but set in space." ... "Find me an audiobook personalized to my tastes in story subject, writing style, favorite authors, sub-genres, narrators, etc."

"AI is about to turn book publishing upside-down. The trade book publishing industry as we know it will soon be obsolete." – *Thad McIlroy*

We have invested heavily not just in our technology but in resources to educate authors and the public about how to leverage AI to improve storytelling and advance creatives' careers. Authors A.I. aims to be a trusted guide and force for good, joining the wave of technological innovation while making sure creative storytellers don't wind up in the undertow and using rights-cleared materials every step of the way.

"Marlowe Pro has helped me turn several of my books into bestsellers. I used it extensively on every book in my current military thriller and sci-fi series, which have earned more than $1.3 million in royalties and garnered more than 28,000 reviews. If you haven't run your manuscript through Marlowe, you don't know what you're missing."



James Rosone
Bestselling 14-time Amazon KDP All-Star author



"For the writer serious about a publishing career, Authors AI is an indispensable resource."

Christine Nolfi
General fiction author



"Marlowe helps me improve my story while also inspiring confidence over the things I'm doing right."

Tanya Anne Crosby
NY Times bestselling author

"I ran Authors AI on my manuscript for In *Every Mirror She's Black* and it helped me tremendously in removing repetitive words, adverbs, adjectives, and more. Fast forward one year, In *Every Mirror* became a Good Morning America Buzz Pick, Amazon Editor's Pick, and more!"



Lola Akinmade Akerstrom
Bestselling author

**The above testimonials may not be representative of the opinions or the experiences of other Marlowe users and are not a guarantee of future performance or success.*

WHY INVEST

Pioneering a New Era of Storytelling & Creativity

We believe Authors A.I. is well positioned to become a worldwide leader pioneering the responsible use of A.I. in storytelling. Our narrative-analysis technology can serve authors, publishers, retailers, readers, listeners, and viewers across book publishing, TV, film, and other sectors.

Long term, we believe Authors AI can become the source of book and script recommendations for movie and television studios (e.g., Netflix, Amazon Prime, Hulu, Hollywood studios) hungry for new content. Also on the roadmap, we plan to expand overseas, add market and targeting analytics to the private dashboard for authors, and expand into podcasts and streaming videos with our AI recommendation engine.


Join Authors A.I.
in leading the responsible use of AI in fiction and storytelling as we seek to reshape the publishing world, audiobook landscape, and more.

We have released two versions of Marlowe, our proprietary artificial intelligence, and authors have already used it on books that became bestsellers. Now, an even more advanced version of Marlowe is in development – Marlowe Recommends.

Funds from this raise will go to full-time staffing (data scientists, sales reps), product development, corpus expansion, marketing campaigns, and community building.

Our Founding Authors



Tim Tigner

International bestselling thriller author



Rachel Hanna

Wall St. Journal & USA Today

bestselling author of women's fiction



L.T. Vargus

NY Times

bestselling thriller author



Laurelin Paige

NY Times & Wall St. Journal

bestselling romance author



A.L. Jackson

NY Times & USA Today

bestselling author of contemporary romance



Corinne Michaels

NY Times

bestselling romance author



Ken Lozito

Bestselling science fiction author



Meghan Quinn

USA Today

bestselling author of contemporary romance

**A Founding Author is an independent author who joined the Company as a minor stakeholder, or minor co-founder, at the outset of operations.*

Invest in Authors A.I. and join a community-centric venture owned by authors, readers, and AI fans as we aim to jump to the forefront of the self-publishing revolution.

ABOUT

HEADQUARTERS
1622 Stevens Ave.
Orlando, FL 32806

WEBSITE
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The data scientists and bestselling authors behind Authors A.I. have developed Marlowe, a leading artificial intelligence platform for fiction analysis & book recommendations. Marlowe provides AI-assisted editing, keeping authors at the center of the book-writing process.

TERMS

Authors A.I.

Overview

PRICE PER SHARE
$1

VALUATION
$8.69M

DEADLINE
Apr. 30, 2024 at 10:15 PM UTC

FUNDING GOAL
$15k - $1.2M

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$1,200,000

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
15,000

MAX NUMBER OF SHARES OFFERED
1,200,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: A few select customers and friends of Authors A.I. have been designated as VIPs and are eligible to receive 10% additional bonus shares in addition to the bonus shares and rewards below.

Time-Based Perks

Early Bronze: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Silver: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Gold: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Platinum: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks

Invest $1,000 - $4,999 between Days 35-40 and receive 5% bonus shares

Amount-Based Perks

$250 Supporter: Invest $250+ and get our AI's custom selection of book recommendations based on your favorite reads + 5 free Marlowe Pro reports (for you or gifted to a friend) + you are automatically eligible to join our Book Ambassadors program (launching Q3 2024).

$500 Super Fan: Invest $500+ and receive a paperback autographed by a bestselling author in your favorite genre + attractive coffee mug for book lovers + 5 free Marlowe Pro report credits + you are automatically eligible to join our Book Ambassadors program (launching Q3 2024).

$1,000 Ambassador: Invest $1,000+ and receive 4% bonus shares + a paperback autographed by a bestselling author in your favorite genre + king-size "Reading Is My Happy Place" throw blanket for book lovers + free 1-year subscription to Marlowe Pro.

$5,000 Grand Patron: Invest $5,000+ and receive 8% bonus shares + noise-canceling Bluetooth headphones + have your name or the name of a family member or pet appear in a new novel by one of our bestselling authors + free 5-year subscription to Marlowe Pro.

$10,000 Superhero: Invest $10,000+ and receive 10% bonus shares + noise-canceling Bluetooth headphones + have your name appear in a new novel + a 30 minute-long virtual Q&A session with the executive team + priority queue for Series A funding + free 5-year subscription to Marlowe Pro.

$25,000 Legend: Invest $25,000+ and receive 12% bonus shares + a free private dinner for you and a guest at a high-end Miami restaurant (or a video chat) with CEO Alessandra Torre and COO JD Lasica to discuss trends in AI tech (valid for one year). Plus: free lifetime subscription to Marlowe Pro + priority queue for Series A funding.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Authors A.I., Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Authors A.I..

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Alessandra, co-founder of Authors AI. Like most of our team, I'm an author, but I'm also a reader and I know firsthand the joy of experiencing a great novel, one that pulls you in and takes you on an emotional journey. After all, stories can change our lives and help us relate to the struggles and experiences of others. Great storytelling lets us walk in the shoes of a Latino policeman in Cleveland, a transgender cab driver in Paris or a young black woman growing up in the South after the Civil War.

We founded Authors AI because as authors, we want to write the best possible stories and bring that lightbulb moment to as many readers as possible, whether it's a new feeling, perspective or mindset. We want to show how we can use the power of AI to help authors tell incredible stories and help readers find those stories.

We have an opportunity to transform the creative world. I hope you'll help us.

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Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

Dear ,

The team at Authors A.I. & BingeBooks has cleared the final hurdle and we're all set to go with our crowdfunding campaign!

Launch date: Wednesday, May 1

The opportunity: For the first time, shares of Authors AI will be available to the public at $1 per share (minimum 250 shares)

Here are three reasons to participate in our crowdfunding campaign:

1. The bonuses

We are sweetening the pot for early supporters like you. **Complete the below form by April 29** and you'll automatically qualify for a bonus of 10% extra shares. Invest $250 and you'll receive 250 shares + 25 VIP Bonus shares = 275 total shares:

https://www.subscribepage.com/authorsaifund_vip

If you invest at a higher tier, you'll receive additional bonuses: a Bluetooth headset, your name as a character in a bestselling author's next novel, etc. We'll unveil the full list of goodies on Wednesday. But you need to **sign up now** to be eligible for the 10% bonus in shares.

2. AI as a game-changer

The book world is not immune from the artificial intelligence revolution sweeping every industry. We're authors ourselves, so we want to make sure any use of AI in our industry is done in a responsible way — with authors remaining at the heart of the publishing process. We're committed to making sure AI is used ethically to enhance authors' creativity and not used in a way that undermines our IP and our livelihoods.

3. The business potential

This is more than just an idea on paper. We've built a real business with real customers. We continue to receive glowing testimonials from authors, who have run more than 18,000 Marlowe reports on their manuscripts. We have more than 335,000 book titles that we promote to readers on BingeBooks.com thanks to our partnerships with the Big Five publishers. Now, with funds from the campaign, we'll be able to scale, build out our team and achieve faster growth.

We hope you'll join us on this exciting journey!

Sincerely,

Alessandra Torre

CEO, Authors A.I.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Dear ,

This is a quick reminder that the deadline for our special bonus for Authors AI's crowdfunding campaign is **tomorrow, April 30.** If you missed my earlier email, we are just days away from launching our campaign and wanted to reward our early supporters.

If you're interested in hearing more — and to be automatically eligible for a 10% bonus on any purchased shares — just say yes! Clicking on the button below is not a commitment, just a way to tell us you'd like to be notified when the campaign goes live.

Yes, send me info

Don't miss out! Indicate your interest by clicking or tapping above.

Thanks,

Alessandra Torre

CEO, Authors A.I.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Hi ,

We have exciting news. In a few months, we expect to launch a crowdfunding campaign to raise funds to grow our data science team and bring global visibility to Authors A.I., BingeBooks and Marlowe, our A.I. fiction editor.

We've set aside 500 spots for select authors and supporters to become shareholders in our startup for as little as $250.

In return for that entry-level investment, you'll receive 250 shares in Authors A.I., Inc., and get exclusive access and updates as we grow our revenue and pursue an exit. Depending on the investment tier you choose, you'll also receive a number of rewards designed to benefit your author career.

There's no commitment up front. Let us know if you're interested and want to be the first to know when this opportunity goes live. If so, we'll provide additional details about our plans in mid-May.

Yes, I'm interested - notify me when it launches

Thanks!

Alessandra Torre, CEO

Authors A.I., Inc.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
